UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ovid Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690469101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690469101

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,781,996
	(6)	Shared voting power 0
	(7)	Sole dispositive power 1,781,996
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 1,781,996
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2%
(12)	Type of reporting person (see instructions) CO

Item 1(a)	Name of issuer:

Ovid Therapeutics Inc.

Item 1(b)	Address of issuer’s principal executive offices:

Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom

2(a) Name of person filing:

Takeda Pharmaceutical Company Limited (“TPC”)

2(b) Address or principal business office or, if none, residence:

The address of TPC is 12-10, NIHONBASHI 2-CHOME, CHUO-KU, TOKYO, M0, 103-8668

2(c) Citizenship:

The citizenship of TPC is Japan

2(d) Title of class of securities:

Common Shares, par value $0.001 per share

2(e) CUSIP No.:

690469101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,781,996

(b) Percent of class: 7.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,781,996

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,781,996

(iv) Shared power to dispose or to direct the disposition of 0

The percentages used herein and in this Item 4 are calculated based on 24,617,979 shares of Common Stock outstanding as of March 22, 2018, as reported in the Issuer’s Form 10-K for the year ended December 31, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018

Takeda Pharmaceutical Company Limited

By:	/s/ Chad Diehl
Name: Chad Diehl
Title: Attorney-in-fact